

Mail Stop 4561

September 26, 2017

Lainie Goldstein
Chief Financial Officer
Take Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

      Re: **Take Two Interactive Software, Inc.**
                Form 10-K for the Fiscal Year Ended March 31, 2017
                Filed May 24, 2017
                Form 10-Q for the Quarter Ended June 30, 2017
                Filed August 3, 2017
                Form 8-K filed April 18, 2017
                File No. 001-34003

Dear Ms. Goldstein:

We have reviewed your September 6, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2017 letter.

Form 10-Q for the Quarter Ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Benefit from Income Taxes, page 23

1.   Your response to prior comment 1 indicates that you believe the disclosures surrounding your income tax benefit appropriately address the most significant factors that impacted

your tax provision (benefit) period-over-period. While we note that you have quantified the impact of excess tax benefits from employee stock compensation, it is unclear how the other factors noted, such as tax credits or change in valuation allowance, impacted your tax benefit. Please provide us with a quantified breakdown for each of the factors that impacted your tax provision (benefit) and confirm that in future filings, you will provide a quantified discussion of the individual factors that contributed to a material change in your tax provision (benefit). Refer to Section III.D of SEC Release 33-6835.

Form 8-K/A filed April 18, 2017

Exhibit 99.1

2.   Your response to prior comment 5 indicates that as part of the income test, you made an adjustment of $38.5 million for the "net impact of revenue deferral" in arriving at Social Point's U.S. GAAP loss before income taxes. Please explain how you determined the amount of such adjustment and reconcile this amount to pro forma revenue adjustment (j) in Exhibit 99.2 for the year ended March 31, 2016.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services